Exhibit (a)(1)(J)
SUPPLEMENTAL EMAIL COMMUNICATION TO ALL ELIGIBLE EMPLOYEES

From:	Paul Wolfe, GVP-Human Resources
Date:	May 25, 2010
Subject:	Supplemental Information – Stock Option Exchange Program
Since the stock option exchange program commenced on May 3, the price of the Company’s common stock has declined below $6 per share. As a result, we have updated the hypothetical exchange ratios table included in the Offer to Exchange and Election Form to include a hypothetical exchange ratio assuming that the fair market value of our common stock is $5 per share at the completion of the exchange offer. This table is for illustrative purposes only. The actual exchange ratio that will be used to determine the number of new stock options that will be granted in the exchange offer will be calculated based on the value of the old stock options and the fair market value of our common stock at the time of the completion of the exchange offer.
Exchange Ratios of Old Stock Options to New Stock Options

	Fair Market Value(1) of Orbitz
	Worldwide Common Stock at the
	Completion of the Exchange Offer
Exercise Price of Old Stock Options	$5	$6	$7	$8	$9
$15.00	0.29	0.35	0.42	0.48	0.53
$15.00 (converted Travelport equity)	0.30	0.36	0.43	0.49	0.54

(1)	Defined as the mean between highest and lowest reported sales price per share of our common stock on the date in question (or if such date is not a trading day, on the last preceding date on which there was a sale of our common stock).
The exchange offer is scheduled to expire at midnight, U.S. Central Daylight Time, on May 28, 2010.
The complete terms and conditions of the program are described in the Offer to Exchange dated May 3, 2010, as amended and restated on May 18, 2010, that was previously sent to you. You may also obtain a copy of the Offer to Exchange and all related documents on the SEC’s website at www.sec.gov. If you have any questions or need additional copies of any of these documents, please contact Paul Wolfe, GVP-Human Resources, at (312) 894-4850 or send an email to tenderoffer@orbitz.com.
To participate in the exchange offer, you must submit an executed Election Form before the exchange offer expires at midnight, U.S. Central Daylight Time, on May 28, 2010. If you wish to withdraw or change your election, you must submit an executed Notice of Withdrawal prior to the expiration of the offer at the time and date stated above.
Please note that participation in the exchange offer is VOLUNTARY. We are not making any recommendation about whether you should or should not elect to participate or exchange your eligible stock options. You must make your own decision regarding participation in the exchange offer. You are urged to seek advice from your personal tax advisor.
YOU WILL HAVE UNTIL MIDNIGHT, U.S. CENTRAL DAYLIGHT TIME, ON MAY 28, 2010, TO ELECT TO PARTICIPATE IN THE EXCHANGE OFFER.
Thank you,
Paul Wolfe
GVP-Human Resources